Exhibit (b)(1)

                                                December 10, 1997



MascoTech, Inc.
21001 Van Born Road
Taylor, MI  48180

Ladies and Gentlemen:

      MascoTech, Inc. (the "Borrower"), has requested credit facilities (the "Facilities") in the aggregate principal amount of $1,300,000,000 (the "Aggregate Commitment").

      The Borrower has indicated that it has formed or intends to form a wholly-owned subsidiary ("Acquisition") incorporated in the State of Delaware which will acquire Schooner (the "Target") in a two-step transaction which is subject to approval of the Target's Board of Directors. The Borrower has indicated that (i) the acquisition of the Target will be made by a tender offer by Acquisition (the "Tender Offer") followed by a merger of Acquisition with and into the Target (the "Merger") and (ii) prior to the consummation of the Tender Offer, the directors of the Borrower, the directors of Acquisition and the directors of the Target will approve, and Acquisition and the Target will execute and deliver, an Agreement and Plan of Merger (the "Merger Agreement").

      The First National Bank of Chicago is pleased to provide you with a financing commitment for $500,000,000 of the Facilities and to agree to act as administrative agent and documentation agent (in such capacity, the "Administrative Agent"), Bank of America NT&SA is pleased to provide you with a financing commitment for $400,000,000 of the Facilities and to act as Syndication Agent (in such capacity, the "Syndication Agent") and NationsBank, N.A. is pleased to provide you with a financing commitment of $400,000,000 of the Facilities and to act as Syndication Agent (in such capacity, the "Syndication Agent", and collectively with the Administrative Agent and the other Syndication Agent, the "Agents"), in each case on the terms and conditions set forth in the term sheet attached hereto ("Term Sheet") and subject to the conditions set forth in this letter (the "Commitment Letter"), and First Chicago Capital Markets, Inc., BancAmerica Robertson Stephens, Inc., and NationsBanc Montgomery Securities, Inc. (the "Arrangers"), are pleased to provide the Borrower and Acquisition with their undertaking to syndicate all or a portion of the Facilities to a syndicate of lenders (collectively, the "Lenders"). The financing commitments of the Agents hereunder are several and not joint. While the Agents' agreement herein is to provide the entire amount of the Facilities on a fully underwritten basis, the Agents reserve the right to syndicate all or a portion of the Facilities to additional Lenders, with a corresponding reduction in the Agents' commitments. In the event that commitments in excess of the Aggregate Commitment are received, the Arrangers reserve the right to reduce the Agents' initial commitments and to allocate commitments among the Lenders.

            The agents, officers and employees of each of the Agents and the Arrangers will have the right to share information received from the Borrower and the Target and their affiliates and their respective agents, officers, and employees solely for the purpose of evaluating, structuring, negotiating and consummating the acquisition and financing transactions contemplated in this Commitment Letter and the Term Sheet.

      The Borrower agrees to (i) reimburse the Agents and the Arrangers for all out-of-pocket expenses (including the reasonable fees of outside counsel and time charges for inside counsel) incurred in connection with this Commitment Letter, the Term Sheet and the Fee Letter (as defined below), the transactions contemplated hereby and thereby and the Agents' and the Arrangers' due diligence in connection therewith, including without limitation reasonable travel expenses and costs incurred in connection with the preparation, negotiation, execution, administration, syndication, and enforcement of any document relating to this transaction and its role hereunder, (ii) indemnify and hold harmless the Agents, the Arrangers, Lenders and their respective officers, employees, agents and directors (collectively, the "Indemnified Persons") against any and all losses, claims, damages, or liabilities of every kind whatsoever to which the Indemnified Persons may become subject as a result of claims by parties other than the parties to this Commitment Letter in connection in any way with the transactions which are the subject of this Commitment Letter, including without limitation expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except to the extent any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen solely from such Indemnified Person's gross negligence or willful misconduct; and (iii) assert no claim against any Indemnified Persons seeking exemplary or punitive damages on any theory of liability in connection in any way with the transactions which are the subject of this Commitment Letter. The obligations described in this paragraph are independent of all other obligations of the Borrower hereunder, shall survive the expiration, revocation or termination of this Commitment Letter, and shall be payable whether or not the financing transactions contemplated by this Commitment Letter shall close, but the foregoing shall be superseded by the corresponding provisions in the Credit Agreement when executed. The Agents' and the Arrangers' respective obligations under this Commitment Letter are enforceable solely by the party signing this Commitment Letter and may not be relied upon by any other person. IF THIS COMMITMENT LETTER, THE TERM SHEET, THE FEE LETTER, OR ANY ACT,
OMISSION OR EVENT DESCRIBED IN THIS PARAGRAPH BECOMES THE SUBJECT OF A
DISPUTE, THE PARTIES HERETO EACH HEREBY WAIVES TRIAL BY JURY. The Borrower agrees not to settle any claim, litigation or proceeding relating to this transaction (whether or not any Agent or Arranger is a party thereto) unless such settlement releases all Indemnified Persons from any and all liability in respect of such transaction or unless each Indemnified Person approves such settlement.

      The Agents' several commitments and the Arrangers' undertaking hereunder is subject to and contingent upon (i) the execution of the Merger Agreement,
(ii) the preparation, execution, and delivery of a credit agreement ("Credit Agreement") and other loan documents (collectively, the "Loan Documents") incorporating substantially the terms and the conditions outlined herein and in the Term Sheet; and (iii) the determination by at least two of the three Agents and two of the three Arrangers that (a) there is an absence of a "material adverse change" (as defined below) in the Borrower and its consolidated subsidiaries (including the Target and its consolidated subsidiaries to the extent owned directly or indirectly by the Borrower, which, with respect to the funding to purchase the shares of the Target acquired pursuant to the Tender Offer, would take into effect the shares to be purchased) taken as a whole, from that reflected in their respective financial statements as of and for the period ended September 30, 1997 previously delivered to the Agents; (b) with respect to the initial funding to purchase the shares of the Target pursuant to the Tender Offer, there is an absence of any event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Target (a "Target material adverse change"); and (c) the determination by two of the three Arrangers that there has been no (i) general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, (ii) declaration of a banking moratorium by Federal or New York or Michigan authorities or any general suspension of payments in respect of lenders that regularly participate in the United States market in loans to large corporations, (iii) material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans to large corporations, (iv) commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States, or (v) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Tender Offer, material acceleration or worsening thereof. A "material adverse change" is any event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Borrower and its consolidated subsidiaries (including the Target and its consolidated subsidiaries, to the extent owned by the Borrower, which, with respect to the funding to purchase the shares of the Target acquired pursuant to the Tender Offer, would take into effect the shares to be purchased) taken as a whole.

      The Agents and the Arrangers have reviewed certain historical and pro forma financial statements, including projections, of the Borrower and the Target and other materials provided by you and are generally familiar with the business, financial condition and operations of the Borrower and the Target.
If the Agents become aware of information not previously disclosed or otherwise known to them which has a "materially negative impact" (as defined below) on the Borrower's or the Target's financial condition, operations, liabilities and assets, the Agents may, in their reasonable discretion, suggest alternative financing amounts or structures that provide additional protection for the Agents or may decline to participate in the proposed financing. A "materially negative impact" results where any event, occurrence, development or state of circumstances or facts has had or has a reasonable probability of having, individually or in the aggregate, a material adverse change or, with respect to the initial funding to purchase the shares of the Target pursuant to the Tender Offer, a Target material adverse change.

      The Arrangers will, in consultation with the Borrower, manage all aspects of the syndication, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of the fees discussed herein among the Lenders. To assist the Arrangers in their syndication efforts, the Borrower shall (a) provide and cause its advisors to provide the Arrangers upon request with all information deemed reasonably necessary by them to complete successfully the syndication, including, without limitation, all information and projections prepared by the Borrower or on the Borrower's behalf relating to the transactions contemplated hereby; (b) cause its advisors and the management of the Borrower to actively participate in both the preparation of an information package regarding the operations and prospects of the Borrower and the Target and the presentation of the information to prospective Lenders; and (c) not make any statement publicly about the Commitment or the Facilities which might negatively affect the Arrangers' ability to syndicate the Facilities. If, in the opinion of the Arrangers, any portion of the syndication is unsuccessful, then upon the request of the Arrangers, the Borrower will consider in good faith a restructuring not materially less favorable to the Borrower.

      After the Borrower has publicly announced the transaction, the Borrower authorizes each of the Agents and the Arrangers to answer inquiries from the media with respect to the existence, amount and tenor and, with the prior approval of the Borrower, other aspects of the Facilities. The foregoing authorization shall remain in effect unless the Borrower notifies each in writing that such authorization is revoked.

      Please indicate your acceptance of these commitments from the Agents and the undertaking by the Arrangers in the space indicated below and return a copy of this letter so executed to the Administrative Agent. The commitments and undertakings will expire at 5 p.m., Chicago time, on December 11, 1997 unless on or prior to such time the Administrative Agent and the Arrangers shall have received a copy of this letter executed by the Borrower, together with the fee required under paragraph 1(a) of the fee letter of even date herewith (the "Agents and Arrangers Fee Letter") among the Borrower, the Agents and the Arrangers. Notwithstanding timely acceptance of the commitments pursuant to the preceding sentence, the commitments will automatically terminate unless definitive Loan Documents are executed on or before February 28, 1997. By its acceptance hereof, the Borrower agrees to pay the Agents and the Arrangers the fees described in the Agents and Arrangers Fee Letter and to pay the Administrative Agent the fees described in the fee letter of even date herewith between the Borrower and the Administrative Agent in each case as and when due (the "Administrative Agent's Fee Letter"; together with the Agents and Arrangers Fee Letter, the "Fee Letters").

      By its acceptance hereof, the Borrower hereby authorizes each of the Agents and the Arrangers, at their respective sole expense and with the prior approval by the Borrower, subsequent to the consummation of the Tender Offer and Merger to publish such tombstones and give such other publicity to the Facilities as each may from time to time determine in its sole discretion.

      By accepting delivery of this Commitment Letter, the Fee Letters and the Term Sheet, the Borrower hereby agrees that, prior to executing this Commitment Letter, the Borrower will not disclose either expressly or impliedly, without the Agents' and the Arrangers' consent, to any person any of the terms of this Commitment Letter, the Fee Letters or Term Sheet, or the fact that this Commitment Letter, the Fee Letters or Term Sheet or the financing proposal represented thereby exists except that the Borrower may disclose any of the foregoing to any employee, financial advisor (BUT NOT TO ANY FINANCIAL ADVISOR WHICH MAY BE A PROVIDER OF SENIOR DEBT IN THIS TRANSACTION) or attorney of the Borrower or the Target to whom, in each case, it is necessary to disclose such information so long as any such employee, advisor or attorney is directed to observe this confidentiality obligation. Upon the Borrower's execution of this Commitment Letter, the Borrower may make public disclosure of the existence and the amount of the commitment; and the Borrower may file a copy of the Commitment Letter (but not either of the Fee Letters), or make such other disclosures if such disclosure is, in the opinion of the Borrower's counsel, required by law. If the Borrower does not accept this commitment, the Borrower is to immediately return this Commitment Letter, the Fee Letters and the Term Sheet (and all copies of the foregoing and all prior versions thereof) to the Administrative Agent.



      This Commitment Letter and Term Sheet supersede any and all prior versions thereof. This Commitment Letter shall be governed by the internal laws of the State of New York, and may only be amended by a writing signed by both parties.

                                    Sincerely,

                                    THE FIRST NATIONAL BANK OF CHICAGO,
                                    individually and as Administrative Agent



                                    By: ________________________________


                                    FIRST CHICAGO CAPITAL MARKETS, INC.,
                                    as Arranger


                                    By: ________________________________


                                    BANK OF AMERICA NT&SA,
                                    individually and as Syndication Agent


                                    By: ________________________________


                                    BANCAMERICA ROBERTSON STEPHENS,
                                    INC., as Arranger


                                    By: ________________________________


                                    NATIONSBANK, N.A.,
                                    individually and as Syndication Agent


                                    By: ________________________________




                                    NATIONSBANC MONTGOMERY
                                      SECURITIES, INC.,
                                    as Arranger


                                    By: ________________________________



Accepted and agreed:

_________________________


By: _______________________________

Title:_____________________________
Date:______________________________


                                TERM SHEET

                             December 10, 1997

      This term sheet is intended as an outline and summarizes the principal terms, conditions, representations, warranties and other provisions which would be contained in definitive legal documentation for this transaction.

                               GENERAL TERMS

      Borrowers: MascoTech, Inc. (the "Borrower"), a certain acquisition subsidiary of the Borrower ("Acquisition") and certain other subsidiaries of the Borrower (collectively, the "Borrowers").

      Transaction: The Borrower plans to (i) refinance its existing $575,000,000 bank credit facility (the "Existing Bank Facility") under which NBD Bank is the agent, (ii) acquire the outstanding capital stock of a company identified by the Borrower to the Agents and the Arrangers and which is described by the code name "Schooner" (herein, the "Target"), pursuant to a tender offer to be made by Acquisition (the "Tender Offer"), (iii) merge the Target and Acquisition (the "Merger") pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") entered into by the Target and Acquisition and (iv) refinance the existing bank credit facility of the Target.

      Aggregate Amount: Up to $1,300,000,000 (the "Aggregate Commitment") comprised of loans under the facilities described below (the "Facilities").

      Agents: The First National Bank of Chicago (the "Administrative Agent"), Bank of America NT&SA (the "Syndication Agent"), and NationsBank, N.A. (the "Syndication Agent", and collectively, the "Agents").

      Arrangers: First Chicago Capital Markets, Inc., BancAmerica Robertson Stephens, Inc., and NationsBanc Montgomery Securities, Inc. (the "Arrangers").

      Lenders: The Agents and, if the Agents syndicate the transaction, a group of lenders selected by the Arrangers, in consultation with the Borrowers and the Agents (collectively, together with the Agents in their capacities as lender, the "Lenders").

      Syndication Management: The Arrangers, in consultation with the Borrowers and the Agents, will manage all aspects of the syndication including, without limitation, the timing of offers to potential Lenders, the amounts offered to potential Lenders, the acceptance of commitments and the amounts accepted, the compensation provided and the allocation of the commitments.

      Allocation: The Arrangers shall, in consultation with the Borrowers and the Agents, allocate the commitments received from the Lenders.

                              THE FACILITIES

                         Revolving Credit Facility

Amount: $800,000,000 (the "Revolving Credit Commitment" and the loans thereunder, the "Revolving Credit Loans"). The Revolving Credit Commitment will include a $25,000,000 swingline facility within such revolving credit facility and the multicurrency and letter of credit subfacilities described below.

Purpose: To provide funds (i) to finance the purchase of capital stock of the Target acquired pursuant to the Tender Offer,
                  (ii) to finance the Merger and (iii) for general corporate purposes.

Maturity:         November 15, 2003.

      Multicurrency Subfacility: Up to U.S. $200,000,000 of the Revolving Credit Facility shall be available for eurocurrency loans (the "Eurocurrency Loans") to the Borrowers. The Eurocurrency Loans may be denominated in any readily available and freely tradeable foreign currencies agreed upon by the Borrowers and the Lenders ("Available Foreign Currencies") and will be provided by certain designated Lenders to be agreed upon.

      Letter of Credit Subfacility: Up to U.S. $150,000,000 of the Revolving Credit Facility shall be available for the issuance of standby and commercial letters of credit for the account of the Borrowers. Such letters of credit
shall be issued by the Administrative Agent.   All letters of credit shall
mature not later than 5 days prior to Maturity.

      Competitive Bid Facility: Competitive bid facility consistent with the bid loan facility in the Existing Bank Facility to be available only when Senior Debt to EBITDA ratio is less than 3.0 to 1.0.

      Drawdowns: Minimum amounts of $10,000,000 with additional increments of $5,000,000, except ABR Loans may be in minimum amounts of $5,000,000 with additional increments of $5,000,000 and Eurocurrency Loans shall be in such amounts as are mutually agreeable to the Borrowers and the Lenders. Drawdowns are at the relevant Borrower's option with same-day notice for ABR Loans, one business day notice for competitive bid absolute rate loans, three business days for Eurodollar Loans, four business days for other Eurocurrency Loans and five business days for competitive bid Eurodollar loans.

                            Term Loan Facility

Amount: $500,000,000 (the "Term Loan Commitment" and the loans thereunder, the "Term Loans").

Purpose: To provide funds to finance (i) the purchase of capital stock of the Target acquired pursuant to the Tender Offer and (ii) the Merger.

Maturity:         November 15, 2003.

Amortization:     Installments of principal as follows:


Quarter                         Principal Payment Due
-------                         ---------------------
March 31, 1998                      6,250,000
June 30, 1998                       6,250,000
September 30, 1998                  6,250,000
December 31, 1998                   6,250,000

March 31, 1999                     10,000,000
June 30, 1999                      10,000,000
September 30, 1999                 10,000,000
December 31, 1999                  10,000,000

March 31, 2000                     15,000,000
June 30, 2000                      15,000,000
September 30, 2000                 15,000,000
December 31, 2000                  15,000,000

March 31, 2001                     18,750,000
June 30, 2001                      18,750,000
September 30, 2001                 18,750,000
December 31, 2001                  18,750,000

January 31, 2002                  100,000,000
March 31, 2002                     22,500,000
June 30, 2002                      22,500,000
September 30, 2002                 22,500,000
December 31, 2002                  22,500,000

March 31, 2003                     25,000,000
June 30, 2003                      25,000,000
September 30, 2003                 25,000,000
November 15, 2003                  35,000,000

                             PRICING SCHEDULE

      At the relevant Borrower's option:

      -ABR
      -Eurodollar Rate (for U.S. Dollar Loans) plus the Applicable Margin -Competitive Bid Rates
      -Eurocurrency Rate plus the Applicable Margin

      Pricing Schedule: The Facility Fee, the Applicable Margin and the Letter of Credit Fee shall be determined by the Leverage Ratio (as defined in the financial covenants) in accordance with the Pricing Grid below:

                               Pricing Grid

=======================================================================================================
                                        Applicable Margin
    Leverage Ratio                     over Eurocurrency or      Letter of Credit Fee      Facility Fee
                                         Eurodollar Rate
=======================================================================================================
Greater than or equal                         1.000%                    1.000%                0.250%
to 4.50 to 1.0

Less than 4.50 to 1.0                         0.875%                    0.875%                0.250%
and greater than or
equal to 4.25 to 1.0

Less than 4.25 to 1.0                         0.775%                    0.775%                0.225%
and greater than or
equal to 3.75 to 1.0

Less than 3.75 to 1.0                         0.675%                    0.675%                0.200%
and greater than or
equal to 3.25 to 1.0

Less than 3.25 to 1.0                         0.575%                    0.575%                0.175%
and greater than or
equal to 2.5 to 1.0

Less than 2.5 to 1.0 and                      0.350%                    0.350%                0.150%
greater than or equal
to 2.0 to 1.0

Less than 2.0 to 1.0                          0.225%                    0.225%                0.150%
=======================================================================================================

Initial Pricing will be at an All-In Cost (spread plus facility fee) of 1.125% which will not be reduced to below 1.125% until at least three months after closing or below 1.00% until at least six months after closing.

      The Facility Fee, the Applicable Margin and the Letter of Credit Fee shall be adjusted quarterly (upward or downward) in a manner consistent with the Borrower's Existing Bank Facility. The swingline loans will be at such rates as agreed upon between the Borrower and the Administrative Agent.

      General Provisions Relating to Interest Rates: Eurodollar Rate and Eurocurrency Rate interest periods shall be one, two, three or six months, subject to interest period limitations during the general syndication period. Interest on ABR loans shall be payable on the last day of each calendar quarter, upon any prepayment (whether due to acceleration or otherwise) and at final maturity. Interest on Eurodollar Rate and Eurocurrency Rate loans shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, upon any prepayment
(whether due to acceleration or otherwise) and at final maturity.   Interest
on all Eurodollar Rate Loans, Eurocurrency Loans, Competitive Bid Rate Loans and fees shall be calculated for actual days elapsed on the basis of a 360-day year. Interest on ABR loans shall be calculated for actual days elapsed on the basis of a 365, or when appropriate 366, day year.

The Credit Agreement will include customary provisions relating to yield protection, availability, withholding taxes, illegality and capital adequacy consistent with the Existing Bank Facility. After specified defaults, all interest rates will, upon the vote of the Majority Lenders, be increased by 2.0% per annum while such default is continuing.

      Definitions Relating to Interest Rates: The following terms shall have the meanings set forth below:

"ABR" means a fluctuating rate of interest equal to the higher of (a) CBR and
(b) the Federal Funds Effective Rate most recently determined by the Administrative Agent plus 1/2% per annum.

"CBR" means the corporate base rate of interest announced by the Administrative Agent from time to time, changing when and as said corporate base rate changes.

"Eurocurrency Rate" shall be based upon the cost of funding in the relevant currency under procedures to be reasonably determined by the Administrative Agent.

"Eurodollar Rate" means the arithmetic average of the rates at which the Agents (in their capacities as Lenders) (the "Reference Lenders") offer to place deposits in U.S. dollars with first-class banks in the London interbank market at 11:00 a.m. (London time) two business days prior to the borrowing date in the approximate amount of, and for a maturity corresponding to, each such Reference Lender's portion of the loan, adjusted for Federal Reserve Board reserve requirements.

"Federal Funds Effective Rate" means, for any period, a fluctuating rate of interest equal for each day during such period to (a) the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day by the Federal Reserve Bank of New York or (b) if such rate is not so published for any day the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by it.

                                   FEES

      Letter of Credit Fees:

                    Issuance Fee: An issuance and fronting fee with respect to each Letter of Credit issued shall be payable to the Administrative Agent of such standby Letter of Credit in such amount as agreed upon between the Borrower and the Administrative Agent.

                    Letter of Credit Fee: A letter of credit fee in the amount shown in the applicable Pricing Schedule shown above on the face amount of each Letter of Credit, payable quarterly in arrears to the Lenders (including the Administrative Agent) ratably from the date each such Letter of Credit is issued until its stated expiry date.

      Facility Fee: A facility fee in the amount shown in the applicable Pricing Schedule shown above on the average daily amount, whether used or unused, of the Revolving Credit Facility and the Term Loans, payable quarterly in arrears for the ratable benefit of the Lenders from the closing date until termination of the Revolving Credit Commitments and payment of the loans.

      Agents' and Arrangers' Fees: Such additional fees payable to the Agents and the Arrangers as are agreed to in the Agents and Arrangers Fee Letter and the Administrative Agent Fee Letter, each of even date herewith.

                         Guaranties and Collateral
                         -------------------------

      The Borrower will (and, if at the expiration of the Tender Offer, the Borrower and Acquisition have not obtained sufficient shares of the Target to effect a short-form merger, Sintered Components, Inc. and Tubular Products, Inc. will within 5 business days of the initial funding to purchase shares of the Target pursuant to the Tender Offer) guarantee the Facilities prior to the Merger, and after the Merger the Borrower and only the present and future domestic direct and indirect subsidiaries which are significant subsidiaries (within the meaning of Regulation S-X) of the Borrowers, including the Target, will guarantee the Facilities. The guaranty of any such subsidiary will be automatically released upon the sale of such subsidiary if all cash proceeds of the sale are applied to reduction of the Term Loans, or, if the Term Loans have been paid in full, the Revolving Credit Loans. The loans made under the Facilities shall be unsecured except that stock of the Target owned by the Borrower and Acquisition will be pledged at the time of the initial funding to finance the purchase of the stock of the Target acquired pursuant to the Tender Offer if permissible under Regulation U, or, otherwise, at the time of the Merger. The pledged stock will be released upon the Borrower's achievement of an implied or actual senior unsecured debt rating of BB+ by Standard & Poors Ratings Group or Ba1 by Moody's Investors Service or a ratio of Senior Debt to EBITDA of less than 2.5 to 1.0, but not before the consummation of the Merger. If the stock of the Target cannot be pledged in compliance with Regulation U prior to the Merger, the loans made under the Facilities shall be unsecured and there will be no restriction on liens on or disposition of capital stock of the Target acquired pursuant to the Tender Offer except that the Borrower that owns such capital stock will agree that if such stock is disposed of, the disposition will be for fair market value and the proceeds thereof will be held in cash equivalents.

                                Prepayments

Mandatory
Prepayment -
Sale of Assets:   Upon the sale, transfer or other disposition of any assets
                  (other than the sale of inventory in the ordinary course of business and the sale of equipment if the proceeds are used to purchase replacement equipment of comparable value within 180 days) in excess of $25,000,000 per fiscal year, to the extent permitted under the Loan Documents, the Borrowers shall make a mandatory prepayment in an amount equal to 100% of the cash proceeds (net of the amount of any debt secured by such assets required to be repaid, income taxes and expenses of sale) realized from any such sale, transfer or other disposition in excess of $25,000,000, such mandatory prepayment to be applied to the Term Loans until paid in full, then to the Revolving Credit Facility (and, at the option of the Borrower, the reduction of the Revolving
                  Credit Commitment). This prepayment shall be applicable as long as, and to the extent that, the ratio of Senior Debt to EBITDA ratio is more than 3.0 to 1.0 after giving pro forma effect to the use of such proceeds.

Mandatory
Prepayment -
Debt/Equity Sale: Upon the sale of any common stock, preferred stock, warrants or other equity or the placement of any debt, with certain exceptions, the Borrowers shall make a mandatory prepayment in an amount equal to 100% of the net cash proceeds of such equity or debt, such mandatory prepayment to be applied to the Term Loans until paid in full, then to the Revolving Credit Facility (and, at the option of the Borrower, the reduction of the Revolving Credit Commitment). This prepayment shall be applicable as long as, and to the extent that, the ratio of Senior Debt to EBITDA ratio is more than 3.0 to 1.0 after giving pro forma effect to the use of such proceeds.

Voluntary
Prepayments:      The Loans may be prepaid in whole or in part without
                  premium; and the Revolving Credit Commitment may be permanently reduced without premium on one day's notice, provided such reductions will be in an amount of at least
                  $5,000,000 and multiples of $1,000,000 in excess thereof.
                  The Borrowers will pay breakage costs with respect to any payments of Eurodollar or other Eurocurrency which are made on a date other than the last day of the interest period therefor.

Allocation of
Prepayments:      All mandatory prepayments to be applied to the Term Loans
                  shall be applied to the principal installments thereof first to the installment due on January 31, 2002 and thereafter to the other installments in the inverse order of maturity.
                  All voluntary prepayments to be applied to the Term Loans shall be applied, at the Borrower's option, either to the installment due on January 31, 2002, or to the other installments thereof, pro rata, or any combination of the foregoing.

                           Conditions of Lending
                           ---------------------

      The Loan Documents shall be in form and substance acceptable to the Lenders, and will, in general, follow the terms of the Existing Bank Facility except where noted herein and as required for the Tender Offer and Merger and related transactions. The Credit Agreement shall include, without limitation, conditions precedent, representations and warranties, covenants, events of default, indemnification (of Agents, Arrangers and Lenders) and other provisions customary for such financings.

              Conditions Precedent to Tender Offer Financing
              ----------------------------------------------

      Usual conditions to each advance other than the Term Loan Facility and the Revolving Credit Loans made to finance the purchase of shares of the Target pursuant to the Tender Offer (consistent with Existing Bank Facility). Conditions precedent to (i) the initial loans under the Revolving Credit Facility and (ii) the initial loans under the Term Loan Facility to finance the purchase of capital stock of the Target acquired by Acquisition pursuant to the Tender Offer will include without limitation those set forth below.

Approval:         Evidence satisfactory to the Agents that the Borrowers'
                  directors shall have approved the Tender Offer and Merger;
                  and the Target's directors shall have approved and recommended acceptance of the Tender Offer and shall have approved the Merger. The Borrower, Acquisition and the Target shall have made all filings with and obtained all approvals and authorizations from any governmental body, agency, official or authority, and any applicable waiting period related thereto shall have expired or been terminated, which filings, approvals or authorizations (or the expiration of such waiting periods) are legally required to be obtained or made by them (or to have expired or terminated) prior to the consummation of the Tender Offer and which, if not obtained or made (or expired or terminated) would, individually or in the aggregate, have a reasonable probability of having a material adverse effect on the Borrower or the Target.

Litigation:       No law or regulation makes consummation of the Tender Offer or the Merger illegal or otherwise prohibited and no
                  judgment, injunction, order or decree enjoins the Borrower,
                  Acquisition or the Target from consummating the Tender Offer or the Merger.
Total
Consideration:    The amounts and forms of the consideration to be paid in the
                  Tender Offer and the Merger shall be acceptable to the Agents if higher than $34.50 per share, together with evidence of such consideration to be paid satisfactory to the Agents.

Tender Offer:     All conditions precedent to the Borrower's consummation of the Tender Offer shall have been satisfied or waived with the approval of the Agents. The terms of the Tender Offer shall not be amended without the consent of the Agents. The number of the Target's shares of capital stock validly tendered pursuant to the Tender Offer and not properly withdrawn prior to expiration of the Tender Offer shall represent not less than the minimum number of shares, determined on a fully diluted basis necessary to effectuate the Merger in accordance with the provisions of any applicable corporate statute, anti-takeover statute or provision in the Target's certificate of incorporation, by-laws, etc. in order to consummate the Merger.

Merger
Agreement:        The Target and Acquisition shall have entered into the
                  Merger Agreement and the Merger Agreement shall not have been amended or modified or any of its provisions waived by the Borrower in any respect material to the Lenders without the approval of the Agents and there shall not have occurred or exist any breach or default by the Borrower material to the Lenders under the Merger Agreement. Except for such inaccuracies or omissions the consequences of which do not singly or in the aggregate constitute a material adverse effect on the Target, the representations and warranties of the Target contained in the Merger Agreement shall be true in all respects at and as of the time shares are accepted for payment pursuant to the Tender Offer as if made at and as of such time (except as to those representations and warranties which are made as of a specified date, which shall be true and correct as of such date).

Fairness
Opinion: Receipt of a copy of any fairness opinion relating to the Tender Offer.

Valuation:        The Agents shall have received evidence confirming the
                  solvency and other appropriate factual information in form and substance satisfactory to them from the chief financial officer of the Borrower supporting the conclusion that after giving effect to the Tender Offer and the Merger, the Borrower and its consolidated subsidiaries, including the Target, taken as a whole, is solvent and will be solvent subsequent to incurring the indebtedness in connection with the Tender Offer and the Merger, will be able to pay its debts as they become due and will not be left with unreasonably small capital.

Existing
Facilities:       Refinancing and replacing, with the Facilities, all
                  obligations of the Borrowers under the Existing Bank
                  Facility.

Regulations:      Compliance with all applicable requirements of Regulations
                  G, T, U and X of the Board of Governors of the Federal
                  Reserve System.

No Default;
No MAC: No default or event of default shall exist on the funding date and no Material Adverse Change shall have occurred. When used in connection with the Borrower or the Target, a "Material Adverse Change" is any event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Borrower and its consolidated subsidiaries (including the Target and its consolidated subsidiaries, to the extent the Target is owned by the Borrower or Acquisition, which, with respect to the funding to purchase the shares of the Target acquired pursuant to the Tender Offer, would take into effect the shares to be purchased) taken as a whole.

Target MAC:       No event, occurrence, development or state of circumstances or facts which has had or has a reasonable probability of having, individually or in the aggregate, a material adverse effect on the Target shall have occurred.

Interest
Rate Protection:  Within 180 days of the initial loans, the Borrowers shall enter into interest rate swap or hedging agreements or other agreements (including (i) replacement financing at a fixed rate of interest or (ii) equity) which effectively limit the amount of interest that the Borrowers must pay on notional amounts of at least $200,000,000 for at least 2 years.

Customary
Documents:        Receipt of other customary closing documentation, including, without limitation, customary legal opinions of the Borrowers' counsel acceptable to the Agents.

                 Conditions Precedent to Merger Financing
                 ----------------------------------------

      Conditions precedent to the initial loans to finance the Merger will include, without limitations, those set forth below:

Merger: The Merger shall have become effective in accordance with all applicable laws and regulations and the Merger Agreement, the provisions of which shall not have been amended, waived or modified by the Borrower in any manner material to the Lenders without the prior consent of the Majority Lenders, and each of the conditions precedent to the Borrower's obligation to consummate the Merger material to the Lenders set forth in the Merger Agreement shall have been satisfied to the satisfaction of the Majority Lenders.

Litigation:       No law or regulation makes consummation of the Merger
                  illegal or otherwise prohibited and no judgment, injunction, order or decree enjoins the Borrower, Acquisition or the Target from consummating the Merger.

No Default;
No MAC: No default or event of default shall exist on the funding date (taking into effect consummation of the Merger) and no Material Adverse Change shall have occurred since the funding of the Tender Offer.

                                 Covenants
                                 ---------

Covenants:        The Credit Agreement will contain affirmative and negative covenants consistent with the Existing Bank Facility (except where noted below and except for additional covenants listed below), including without limitation restrictions on the following:

                         -liens and encumbrances on not more than 10% of current assets plus 5% of net worth
                         -sale of assets not to exceed 10% of total assets per year
                         -subsidiary indebtedness outside of the Facilities will not exceed $100,000,0000
                         -Restricted payments (defined as dividends on preferred stock exceeding $3,750,000 in any fiscal quarter, dividends on common stock and repurchases of stock or subordinated debt, but excluding issuances of or purchases of stock or dividends paid in connection with employee stock option, employee stock award or related benefit plans) shall be limited to (i) $40,000,000 plus (ii) 75% of any proceeds of equity and 60% of any proceeds of subordinated debt issued by the Borrower after the ratio of Senior Debt to EBITDA is less than 3.0 to 1.0, plus (iii) 50% of Excess Cash Flow or, after the ratio of Senior Debt to EBITDA is less than 3.0 to 1.0,100% of Excess Cash Flow. Excess Cash Flow shall be defined as net income minus scheduled payments of principal (excluding the installment due January 31, 2002) minus dividends paid on preferred stock up to an amount not to exceed $15,000,000 in any one fiscal year. Excess Cash Flow shall be calculated on a quarterly basis promptly following the receipt of the Borrower's 10Qs and 10Ks, as applicable. This covenant will not apply if, after giving effect to any such restricted payment made, the ratio of Total Debt to EBITDA is less than 3.0 to 1.0.

Financial
Covenants:        The Credit Agreement will contain the following financial
                  covenants (for purposes of the following financial covenants, the definitions of EBITDA (except that non-recurring cash gains or losses and non-cash earnings from equity investments will be included up to an amount not to exceed $30,000,000 in the aggregate in any rolling four fiscal quarter period), capital expenditures and indebtedness will be substantially consistent with the definitions in the Existing Bank Facility):

                              - Capitalization.  The Borrowers will
                         maintain at all times consolidated net worth plus subordinated debt plus, at all times prior to March 31, 2002, the amount of subordinated debt which the Borrower may require Masco Corporation to purchase pursuant to the Amended and Restated Securities Purchase Agreement dated as of November 23, 1993 between the Borrower and Masco Corporation as in effect on the date hereof of not less than the sum of $650,000,000 plus 60% of the consolidated net income (after taxes) of the Borrower and its Subsidiaries for each fiscal year (in which net income is positive) which ends subsequent to the initial closing. On March 31, 2002 and for all times thereafter, the minimum capitalization level shall be reduced by $200,000,000.

                              - Fixed Charge Coverage Ratio.  The Borrowers
                         will maintain a fixed charge coverage ratio of (a) EBITDA minus capital expenditures to (b) interest plus scheduled debt payments (exclusive of the installment due January 31, 2002) plus cash taxes excluding cash taxes with respect to gains not included in EBITDA, calculated on a rolling four quarter basis, of at least (i) 1.10 to 1.00 for each fiscal quarter for the period commencing with the fiscal quarter ending March 31, 1998 and through the fiscal quarter ending June 30, 2000; and (ii) 1.15 to 1.00 for each fiscal quarter thereafter.

                              - Leverage Ratio.  The Borrowers will
                         maintain a ratio of (a) the consolidated indebtedness and contingent liabilities consisting of guaranties of indebtedness of others, synthetic leases, and securitization transactions (to the extent in excess of $50,000,000 for such contingent liabilities) minus cash and cash equivalents maintained in the United States in excess of $10,000,000 of the Borrower and its Subsidiaries at such time to (b) EBITDA, as calculated for the four most recently ended fiscal quarters as of such time, not be greater than the following ratios for the corresponding periods ending on the dates listed below:

                         Quarter Ending                Ratio
                         --------------                -----
                         March 31, 1998                4.85 to 1.00
                         June 30, 1998                 4.85 to 1.00
                         September 30, 1998            4.75 to 1.00
                         December 31, 1998             4.50 to 1.00

                         March 31, 1999                4.50 to 1.00
                         June 30, 1999                 4.50 to 1.00
                         September 30, 1999            4.50 to 1.00
                         December 31, 1999             4.25 to 1.00

                         March 31, 2000                4.25 to 1.00
                         June 30, 2000                 4.00 to 1.00
                         September 30, 2000            4.00 to 1.00
                         December 31, 2000             3.75 to 1.00

                         March 31, 2001                3.75 to 1.00
                         June 30, 2001                 3.50 to 1.00
                         September 30, 2001            3.50 to 1.00
                         December 31, 2001             3.00 to 1.00

                         March 31, 2002                3.00 to 1.00
                         June 30, 2002                 3.00 to 1.00
                         September 30, 2002            3.00 to 1.00
                         December 31, 2002             3.00 to 1.00

                         March 31, 2003                3.00 to 1.00
                         June 30, 2003                 3.00 to 1.00
                         September 30, 2003            3.00 to 1.00
                         and each quarter thereafter


                      REPRESENTATIONS AND WARRANTIES

Representations and warranties to be made as of the closing date and in connection with each advance consistent with those contained in the Existing Bank Facility except as otherwise provided for herein.

                                 DEFAULTS

Events of default consistent with those contained in the Existing Bank Facility and failure to consummate the Merger within 180 days of the initial funding of loans under the Facilities.

                      ASSIGNMENTS AND PARTICIPATIONS

Each Lender may, in its sole discretion, sell participations in the loans and in its commitment in the minimum amount of $5,000,000 and multiples of $5,000,000, provided that (a) participants shall have no right to withhold their consent to the Lenders voting on any matters with respect to the Loan Documents except with respect to amendments which (i) forgive principal of, or interest on, any loan, (ii) postpone any date fixed for the payment of principal of, or interest on, any loan, (iii) decrease the rates at which interest or fees are payable, or (iv) release any material guarantor (in each case, other than as expressly provided in the Loan Documents), (b) the Lender shall remain solely responsible for the performance of its obligations under the Loan Documents and the Borrowers shall continue to deal solely and exclusively with such Lender and (c) such participants shall not have any rights as Lenders under the Loan Documents. Additionally, each of the Lenders will have the right, with the consent of the Borrowers (which consent shall not be unreasonably withheld or delayed and shall not be required if payment default exists) and of the Administrative Agent, to sell assignments (and the Borrowers shall release the assigning Lender for the amount so assigned) in the minimum amount of $5,000,000 and multiples of $5,000,000, and an assignment fee of $3,500 shall be paid by the assignor or the assignee to the Administrative Agent in connection with each assignment. Each Lender may disclose information to prospective participants and assignees, subject to appropriate confidentiality agreements.

                               MISCELLANEOUS

      Governing Law: The Commitment Letter and this Term Sheet are governed by the internal laws of the State of New York.

      Voting: Majority Lenders shall mean those Lenders holding at least 51% of the commitments, or if the commitments have been terminated, of the outstanding loans.

      Expenses and Indemnification: The reasonable expenses of the each Agent and Arranger, whether incurred prior to or subsequent to closing but subject to any limitations agreed upon in writing, in investigation, preparation, negotiation, documentation, syndication, administration and collection will be for the account of the Borrowers, including reasonable expenses of and fees for attorneys for the each Agent and Arranger (who may or may not be employees of such Agent or Arranger) and other advisors and professionals engaged by the Agents and the Arrangers. The Credit Agreement will include provisions governing indemnification of the Agents, the Arrangers and the Lenders and their respective affiliates, directors, officers, employees and agents (each, an "indemnified person") in respect of all losses, costs, expenses (including reasonable fees, charges and disbursements of counsel) and liabilities resulting from any litigation, investigation or other proceedings, related to or arising out of the transactions contemplated by or related to the Credit Agreement.

*** This Term Sheet is intended as an outline only and summarizes the principal conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. The commitment of the Agents and the other Lenders is subject to negotiation and execution of definitive Loan Documents in form and substance satisfactory to the Lenders and their respective counsel.